Exhibit 8.1

The following is a list of subsidiaries of Piedmont Lithium Limited, all of which are wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Piedmont Lithium, Inc.	North Carolina corporation
Gaston Land Company, LLC	North Carolina limited liability company